03-APR-2002 17:32 FROM AMRAD CORPORATION TO 1001112029429624 P.01/07

82-4867

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

02 APR -3 AM 8:

02028218

| | |
|---|---|
| To: | The Securities and Exchange Commission |
| Company: | |
| Fax: | 0011 1 202 942 9624 |
| From: | Robyn Fry - Company Secretary |
| Fax: | (+61 3) 9208 4356 |
| Date: | 3 April 2002 |
| Pages: Including cover page | 7. |

SUPPL



# FACSIMILE COVER SHEET

**Amrad Corporation Limited**

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

p.p.

**Robyn Fry**
**General Counsel & Company Secretary**



4/9

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

amrad

FILE No.
82-4867

3 April 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

**AMRAD Corporation Limited**
**Rule 12g3-2(b) Exemption (File No. 82-4867)**

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.

**Robyn Fry**
**General Counsel & Company Secretary**

FILE No.
82-4867

# Rule 12g3-2(b) Card Received from the SEC

| ISSUER | FILE NO. |
|---|---|
| AMRAD Corporation Limited | 82- 4867 |

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 03/04/2002

TIME: 15:56:23

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

General Meeting Date & Nomination of Directors

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4350
http://www.amrad.com.au

3 April 2002

**Notice of general meeting date and nomination of directors**

Amrad Corporation Limited gives notice to Australian Stock Exchange Limited that a general meeting of the Company is proposed to be held on Wednesday, 22 May 2002 commencing at 2pm at a venue to be advised.

As detailed in the enclosed letter to all Company shareholders issued today, it has been proposed by Fibre Optics (Aust) Pty Ltd that an election of directors be held at the general meeting.

RM Fry
Company Secretary

FILE No. 82-4867



3 April 2002

Dear shareholder

**FIBRE OPTICS' PROPOSAL NOT IN YOUR BEST INTEREST**

You may be aware from our recent Stock Exchange announcement and the surrounding press coverage that Fibre Optics (Aust) Pty Ltd, a wholly-owned subsidiary of Circadian Technologies Limited, has served notice on Amrad requesting directors to call a general meeting of shareholders.

Fibre Optics proposes resolutions to remove two non-executive Amrad directors, Mrs Helen Cameron and Mr Jeremy Curnock Cook, and the Chairman, Professor John Mills; and resolutions to appoint three Fibre Optics nominees as directors, Mr Ian Davis, Mr Olaf O'Duill and Mr Robert Moses. Fibre Optics/Circadian had also requested that Mr O'Duill be the new Chairman.

Fibre Optics proposes to retain two Amrad non-executive directors Mr Ian Ferres and Mr Henry Nordhoff and Dr Sandra Webb, Managing Director and CEO.

**Fibre Optics is a 19.3% shareholder of Amrad. If its proposal were successful the three Fibre Optics nominees would constitute 50% of the Amrad Board, and if one of those nominees became Chairman, they could control the Board.**

<u>Amrad Response</u>

**Amrad's Board has carefully analysed the Fibre Optics proposal and has concluded that it is not in the best interests of shareholders, large or small.**

In the last six months Amrad has substantially restructured both the Board and the management team, including the retirement or resignation of five directors and the introduction of two new directors.

As a result, the Amrad Board now comprises an excellent mix of skills, encompassing biomedical science, international business, commercial and financial experience. Professor Mills, the Chairman that Fibre Optics proposes be removed, is one of Australia's most distinguished executive physician-scientists, with over 30 years' international experience in the conduct, management and commercialisation of biomedical research and development.

**In fact, when referring to these changes at the Amrad AGM only five months ago, Circadian's Managing Director Mr Leon Serry said, "I'm really thrilled with the new [Amrad] Board, I think they demonstrate a lot of energy. I'm thrilled with having Mr (sic) Mills as Chairman, I'm thrilled with having Sandra [Webb] as the new Managing Director..."**

Five months ago the Board appointed Dr Sandra Webb, a highly experienced and internationally respected biomedical scientist and businesswoman as Managing Director. Since her appointment, Dr Webb has:

- restructured the company internally to streamline operations and eliminate duplication;

- established a new vision and strategy for the company, focusing on its core competencies in discovery research and drug development; and
- progressed and completed two clinical trials.

Amrad has an extensive portfolio of products under development including compounds in Phase II trials and a promising pipeline of discovery projects.

As you may know, Mr Serry was an Amrad director for four months in 2001, resigning on 9 July 2001. The Amrad Board recently invited him to return to the Board, an offer that was not accepted. We have since made it clear that we would welcome the opportunity to re-consider Fibre Optics / Circadian regaining an appropriate level of representation on the Amrad Board.

In view of all of the above, we are very concerned about Circadian's approach and the disruption it will cause to Amrad's business and staff.

We also question why Amrad should agree to 50% Board representation by nominees of a shareholder that owns less than 20% of the company. **These changes could effectively grant Circadian control of Amrad, given that its nominees would represent three out of six directors on the Amrad Board. Normally, a party wishing to take control of a company would make an offer of cash and/or scrip, including a premium for control. Circadian has not offered any such consideration to Amrad shareholders.**

**Next Steps**

As the general meeting must be held by 26 May 2002, **we will be writing to you again by Tuesday 16 April, setting out the details of the proposed resolutions, our response and our recommendations.**

In the meantime please call Amrad's Company Secretary, Robyn Fry, on 03 9208 4000 if you have any questions.

Yours sincerely

Professor John Mills, Non-executive Director

Ian Ferres, Non-executive Director

Mr Henry L Nordhoff, Non-executive Director

Ms Helen Cameron, Non-executive Director

Mr Jeremy Curnock Cook, Non-executive Director

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

02 APR -3

| | |
|---|---|
| To: | The Securities and Exchange Commission |
| Company: | |
| Fax: | 0011 1 202 942 9624 |
| From: | Robyn Fry - Company Secretary |
| Fax: | (+61 3) 9208 4356 |
| Date: | 3 April 2002 |
| Pages: including cover page | 6. |



# FACSIMILE COVER SHEET

**Amrad Corporation Limited**

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P.

**Robyn Fry**
**General Counsel & Company Secretary**

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

amrad

FILE No. 82-4867

3 April 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

**AMRAD Corporation Limited**
**Rule 12g3-2(b) Exemption (File No. 82-4867)**

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.

**Robyn Fry**
**General Counsel & Company Secretary**

FILE No.
82-4867

# Rule 12g3-2(b) Card Received from the SEC

| ISSUER | FILE NO. |
|---|---|
| AMRAO Corporation Limited | 82- 4867 |

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No.
82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

**DATE:** 03/04/2002

**TIME:** 10:41:07

**TO:** AMRAD CORPORATION LIMITED

**FAX NO:** 03-9208-4356

**FROM:** AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

**PAGES:** 1

**SUBJECT:** CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

**MESSAGE:**

We confirm the receipt and release to the market of an announcement regarding:

Announces changes to its partnership portfolio

FILE No. 82-4867

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

**NEWS RELEASE**

Wednesday 3 April 2002

## AMRAD ANNOUNCES CHANGES TO ITS PARTNERSHIP PORTFOLIO

Amrad today announced that it would regain control of two preclinical research projects, AM36 and SOCS, from its research partners.

Following recent strategic reviews and portfolio prioritisations:

- DevCo Pharmaceuticals Limited will cease preclinical development of AM36 for stroke. DevCo has developed a substantial pre-clinical package of research data at no cost to Amrad. This package will revert to Amrad for further development or collaborative partnering.
- GlaxoSmithKline will withdraw from the SOCS drug discovery program. GSK was investigating two components of the SOCS platform. Amrad will receive all R&D payments and certain know-how gained under the collaboration.

Amrad Chairman John Mills said Amrad had an extensive portfolio of collaborative agreements.

"Amrad has developed a number of collaborative alliances with internationally recognised partners, as well as leading Australian research institutes, to develop treatments for infectious diseases, neurological conditions, and allergy and inflammation," he said.

"It is to be expected that with such an extensive portfolio some of these agreements will be discontinued in the normal course of business.

"Amrad will now evaluate alternatives for further development of these projects."

### Benefits of portfolio diversity

"Amrad's strategy is to develop a broad pipeline of potential pharmaceutical products rather than pursuing a single product focus, thus spreading the development risk," Professor Mills said.

Benefits of this strategy to date include:

- successful early completion of its Phase I/II clinical trial of AM336, a synthetic version of a peptide isolated from a species of cone snail, for chronic severe pain. Amrad is now planning a full Phase II clinical trial in 2002; and,
- solid progress with recruitment of patients for the Phase II AM365 clinical trial for treatment of chronic hepatitis B virus infection in centres in Australia, New Zealand and South-East Asia, with results expected by December 2002.

FILE No. 82-4867

**Extensive collaborative network**

In December 2001 Amrad announced a co-development research program with Cambridge Antibody Technology, a world leading company in human monoclonal antibody therapeutics, to discover and develop an antibody treatment for inflammatory diseases such as rheumatoid arthritis.

Other examples of current Amrad collaborations include treatment of reproductive health in collaboration with Serono; the treatment of cardiovascular disease in collaboration with Aventis' subsidiary, Gencell; and a collaboration with Edwards Lifesciences, also for the treatment of cardiovascular disease.

Amrad has agreements with some of Australia's leading research institutes including the Walter & Eliza Hall Institute (where SOCS was originally discovered), Murdoch Children's Research Institute, Macfarlane Burnet Institute for Medical Research and Public Health Limited, Howard Florey Institute, Heart Research Institute, Centenary Institute for Cancer Medicine & Cell Biology, Queensland Institute of Medical Research, Australian Institute of Marine Science, Menzies School of Health Research, Immunogenetics Research Foundation.

Amrad also has scientific collaborations and licence agreements with a number of scientific and research institutions including The University of Queensland, CSIRO Division of Molecular Science, University of Melbourne, the University of Wollongong, Monash University and the Victorian College of Pharmacy. (AM36 was discovered as a four-year Amrad-funded program with the Departments of Pharmacology and Chemistry at Monash University).

**For further information please contact:** Anne Hayward
Investor Relations
Telephone: 61 3 9208 4320
Mobile: 0419 893 922